SEC FILE NUMBER 000-53153
CUSIP NUMBER 21032R 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Consorteum Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1870 The Exchange, Suite 230
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30339-2021
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to severe capital constraints, Consorteum Holdings, Inc. (the “Company”) has been unable to prepare and file its required reports with the Securities and Exchange Commission (the “SEC”) under Section 13(a) of the Securities Exchange Act of 1934, as amended. The Company has recently re-engaged independent certified public accountants to audit its financial statements for the fiscal years ended June 30, 2015, June 30, 2016 and June 30, 2017 which it reported in a Current Report on Form 8-K and intends to file a Comprehensive Annual Report on Form 10-K for the fiscal years ended June 30, 2015, June 30, 2016 and June 30, 2017 with the SEC before the due date for the filing with the SEC of its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 to bring the Company current in its reporting requirements. The Company is seeking the extension of the due date of its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 in order to allow the Company and its independent certified public accountants time to complete the audit of the Company’s financial statements for the fiscal years ended June 30, 2015, June 30, 2016 and June 30, 2017 which they were unable to complete prior to the due date of the Annual Report on Form 10-K for the fiscal year ended June 30, 2017 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick Shuster (888) 603-5161
(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended June 30, 2015

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015

Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016

Annual Report on Form 10-K for the fiscal year ended June 30, 2016

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016

Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consorteum Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2017	By:	/s/ Craig A. Fielding
Craig A. Fielding, CEO and CFO (Principal Executive, Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).